                                                     ---------------------------
                                                     OMB Number:       3235-0058
                                                     Expires:   January 31, 2005
                                                     Estimated average burden
              UNITED STATES                          hours per form ........2.50
   SECURITIES AND EXCHANGE COMMISSION                ---------------------------
         Washington, D.C. 20549                      ---------------------------
                                                          SEC FILE NUMBER
               FORM 12b-25                                    0-29182
                                                     ---------------------------
       NOTIFICATION OF LATE FILING                   ---------------------------
                                                            CUSIP NUMBER
                                                             560775108
                                                     ---------------------------


(Check One):   |X| Form 10-K   |_| Form 20-F   |_| Form 11-K    |_| Form 10-Q
               |_| Form N-SAR

For Period Ended:  December 31, 2003
                 ------------------------------------------
      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR
      |_| For the Transition Period Ended: _____________________________________

--------------------------------------------------------------------------------
  Read instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


--------------------------------------------------------------------------------
PART 1--REGISTRANT INFORMATION

THE MAJOR AUTOMOTIVE COMPANIES, INC.
--------------------------------------------------------------------------------
Full Name of Registrant

FIDELITY HOLDINGS, INC.
--------------------------------------------------------------------------------
Former Name if Applicable

43-40 NORTHERN BOULEVARD
--------------------------------------------------------------------------------
Address of Principal Executive Officer (Street and Number)

LONG ISLAND CITY, NEW YORK 11101
--------------------------------------------------------------------------------
City, State and Zip Code

PART II--RULES  12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III --- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


     The Form 10-K could not be filed within the prescribed time period due to unforeseen delays arising in its preparation. The year-end audit was delayed and, although the audit will be completed in the prescribed time period, information could not be integrated from the financial statements into the body of the Form 10-K within the prescribed time period.

--------------------------------------------------------------------------------

PART IV --- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           Bruce Bendell               (718)                937-3700
     --------------------------   ---------------   -------------------------
               (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
identify report(s).                                     |X| Yes    |_| No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        |X| Yes    |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will have a net loss of approximately $1 million for the year ended December 31, 2003, compared with a net loss of $291,000 in the prior year. Management believes this is primarily attributable to the negative effect on sales and gross profits of the extended severe winter weather conditions in the Company's geographic region, economic conditions affecting automotive sales, generally, and consumer reluctance in response to the war with Iraq.

================================================================================

                      The Major Automotive Companies, Inc.
                 ----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   March 30, 2004                      By: /s/ Bruce Bendell
    ------------------------------            ------------------------------
                                              Bruce Bendell, President, Chief
                                                Executive Officer and Acting
                                                  Chief Financial


                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.202 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

--------------------------------------------------------------------------------
                                    ATTENTION
   Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------